SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35001; File No. 812-15415

Brookfield Infrastructure Income Fund Inc., et al.

September 20, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Brookfield Infrastructure Income Fund Inc., Brookfield Private Real Assets Master Fund L.P., Brookfield PSG ICAV - Brookfield Private Real Assets QIAIF Fund, Brookfield Real Assets Hybrid Access Trust (Canada), Brookfield Super-Core Infrastructure Partners L.P., Brookfield Super-Core Infrastructure Partners (TE) L.P., Brookfield Super-Core Infrastructure Partners (NUS) L.P., Brookfield Super-Core Infrastructure Partners (CAN) L.P., Brookfield Super-Core Infrastructure Partners (CAN) TE L.P., Brookfield Super-Core Infrastructure Partners (ER) SCSp, Brookfield Infrastructure Debt Fund II LP, Brookfield Infrastructure Debt Fund II-A LP, Brookfield Infrastructure Debt Fund II-B LP, Brookfield Infrastructure Debt Fund Europe II SCSp, Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF, Brookfield Infrastructure Debt Fund III LP, Brookfield Infrastructure Debt Fund III-A LP, Brookfield Infrastructure Debt Fund III-B LP, Brookfield Infrastructure Fund III-A, L.P., Brookfield Infrastructure Fund III-B, L.P., Brookfield

Infrastructure Fund III-D, L.P., Brookfield Infrastructure Fund III-A (CR), L.P., Brookfield Infrastructure Fund III-D (CR), L.P., Brookfield Infrastructure Fund IV-A, L.P., Brookfield Infrastructure Fund IV-B, L.P., Brookfield Infrastructure Fund IV-C, L.P., Brookfield Infrastructure Fund IV-ER SCSp, Brookfield Infrastructure Fund V (ER) SCSp, Brookfield Infrastructure Fund V-A, L.P., Brookfield Infrastructure Fund V-B, L.P., Brookfield Infrastructure Fund V-C, L.P., Brookfield Infrastructure Partners L.P., Brookfield Renewable Partners LP, Brookfield Global Transition Fund-A, L.P., Brookfield Global Transition Fund-B, L.P., Brookfield Global Transition Fund-C, L.P., Brookfield Global Transition Fund (ER) SCSp, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Public Securities Group LLC, and Brookfield Renewable Energy Group LLC.

Filing Dates: The application was filed on December 9, 2022, and amended on June 27, 2023, August 16, 2023, and September 12, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on October 16, 2023, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Brian F. Hurley, Esq.

Brookfield Infrastructure Income Fund, Inc., Brookfield Place, 250 Vesey Street, 15th Floor,

New York, NY 10281-1023, Michael R. Rosella, Esq. and Thomas D. Peeney, Esq., Paul Hastings

LLP, 200 Park Avenue, New York, NY 10166.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, or Kyle R.

Ahlgren, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' third amended and restated application, dated September 12,

2023, which may be obtained via the Commission's website by searching for the file number at the

top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

   For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.